Fried, Frank, Harris, Shriver & Jacobson LLP

1001 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: +1.202.639.7000
Fax: +1.202.639.7003
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Direct Line: 202.639.7269
Fax: 202.639.7003
Dixie.Johnson@ffhsj.com

December 5, 2006

Via Email

Mr. Ronald Alper
Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.W.,
Washington, D.C., 20549-0801

   Re: Fourth Amended Preliminary Proxy Statement of Millstream II Acquisition
     Corporation ("Millstream") concerning Proposed Merger with Specialty
     Surfaces International, Inc. (d/b/a Sprinturf) – Warranty Reserve

Dear Mr. Alper:

   In follow-up to our telephone conversation last week, and in connection with the fourth
amended preliminary proxy statement filed today by Millstream, I am writing to you to provide
further information concerning the adequacy of Sprinturf's warranty reserve and insurance.

   In that regard, enclosed please find for your review a news article which appeared
in the Cameron Citizen Observer, *Base repairs at Dave Goodwin Field* (November 30, 2006).
This article describes a warranty claim made by Cameron School District against Sprinturf. As I
have previously mentioned, my client questions the adequacy of Sprinturf's warranty reserve and
insurance; and believes that a very significant number of additional fields installed by Sprinturf,
which are purportedly under warranty, are presently in need of repair. The number and scope of
the repair obligations for which Sprinturf may ultimately be responsible calls into question the
adequacy of Sprinturf's warranty reserve. Moreover, on page 25 of the proxy statement, it is
stated that, while Sprinturf has been involved in disputes with clients over the installation of its
synthetic turf systems, "those disputes have not resulted in any warranty claims." In light of the
reported claim made by Cameron School District, this disclosure appears to be inaccurate.

New York • Washington DC • London • Paris • Frankfurt
Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Please feel free to contact me if you have any questions.

Sincerely,

Dixie L Johnson/LKN

Dixie L. Johnson

Enclosure

Citizen-Observer

Cameron, MO

Cameron, MO



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Front Page

November 30, 2006

Base repairs begin at Dave Goodwin Field

By Andrew Bottrell Editor editor@citizen-observer.com

The Cameron School District announced Monday that Sprinturf, the company that installed Dave Goodwin Field, will begin work on installing a new rock base at the stadium this week. All repairs are taken care of under the school's 10-year warranty on the field, which was installed before the Fall 2005 sports season.

The initial Hydracore system was ripping the permeable liner below it and causing soft spots in the field. Sprinturf and its associates had been in several times throughout this season and last to replace various small sections of the liner to fix the soft spots. After this season, the company made a decision to replace the Hydracore base with a rock base.

"When we flipped that carpet, the cup was cutting through the liner," Superintendent Dr. Ron White said. "Sprinturf has been very good to us. They came out when we called them. They had crews in here almost every week. We'd go out and inspect and find a soft spot - was it not playable? No, we used it for two years. But, throughout those two years, we had soft spots that they had to come back and work on."

Depending on weather, the repair and construction was to begin this week, White said. The bulk of the time will be spent lifting the turf off and storing it.

"As such, Sprinturf will remove the synthetic turf and store the material on site," Sprinturf stated in a letter to the School Board. "Sprinturf will engage a subcontractor to excavate and laser grade the sub-grade to receive a geotech fabric, multiflow drains and aggregate stone base layer. Sprinturf will re-install the synthetic turf over the newly installed and prepared base."

The rock base has been used on many fields throughout the country by Sprinturf, including fields at Rutgers University in New Jersey and the Philadelphia Eagles training camps.

Midwest Excavations, out of Blue Springs, will be doing the excavating work, subcontracted through Sprinturf.

CF1-00048279

Dr. White stated on Monday that Sprinturf has told him that, pending weather, the construction would be done by Christmas. White had emphasized that the company was working very hard with the School District to get the track and the field open for the Spring Sports season, which will begin in mid-March.

"I can only say good things about them being willing to come out and do all this stuff and keep us going through the sea- son," White said. "The first season, we had some problems, but it was only along the sidelines where the liner had been cut when they were cutting in the hashmarks. They came back, lifted it up and fixed that for us. As we went on, we started noticing other little spots."

The new rock base will need to be six inches thick. The company will start with a non-permeable liner that will help drain the field. After that liner is laid, a layer of rock will be placed on the base, approximately two inches thick, then a permeable fabric liner, will be placed down, and four more inches of rock, before the field is placed down over it.

"They are going to tear it up, pull the hydracore out and then dig a little deeper, because with a rock base, it has to be deeper," White said. "While they are doing that, they are going to go ahead and take the dirt and fill in the south-end, which is low, which we were going to have to do ourselves. So, we're actually going to get something out of the deal, on top of it getting fixed."

The District will then complete that south end with a new tarmac for the high jump event during spring track and field season.

"They've proven to me in their willingness to come out and get us through this second season, and their willingness to go in and not fight us about not having the rock base," White said. "They are coming out, and giving us a whole new base, which is probably the most important part of this project. You can go roll out a whole new field a lot easier if you have a bad base. We're actually getting a new start."

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